Leslie P. Klemperer	Delta Air Lines, Inc.
Vice President - Deputy General Counsel & Secretary	Law Department 981
Phone (404) 715-2476	Post Office Box 20574
Fax (404) 715-6553	Atlanta, Georgia 30320-2574

June 1, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Joshua Ravitz

Re:	Delta Air Lines, Inc.
Application for Qualification of Indenture on
Form T-3 filed February 8, 2007
File No. 022-28829

Ladies and Gentlemen:

Pursuant to Section 307 of the Trust Indenture Act of 1939, request is hereby made by Delta Air Lines, Inc., a Delaware corporation (the “Company”), to withdraw the Application for Qualification of Indenture on Form T-3 (No. 022-28829) (the “Application”), filed by the Company with the Securities and Exchange Commission on February 8, 2007, relating to the qualification of the indenture governing the Company’s proposed issuance of up to $225,000,000 in Senior Notes due 2021. The Application has not been declared effective, and no securities were issued under such indenture. The Company is making this request for withdrawal because the Company has agreed to pay cash to Pension Benefit Guaranty Corporation in lieu of the proposed issuance of the securities.

Accordingly, the Company respectfully requests the Commission to (1) grant the request of the Company to have the Application withdrawn pursuant to Section 307 of the Trust Indenture Act of 1939 and (2) issue an appropriate order to be included in the file for the Application to the effect that the Application has been “Withdrawn upon the request of the Applicant, the Commission consenting thereto.”

Please do not hesitate to contact Alan Rosselot at 404-715-4704 should you have any questions.

Sincerely,

Delta Air Lines, Inc.

By:	/s/ Leslie P. Klemperer
	Name:	Leslie P. Klemperer
	Title:	Vice President – Deputy General Counsel